UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934

(Amendment No. 8)*

CounterPath Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

22228P 20 3
(CUSIP Number)

Paul Chiarelli
Secretary and Treasurer
Wesley Clover International Corporation
390 March Road, Suite 110
Kanata, Ontario, Canada K2K 0G
Telephone: 613.271.5972
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

September 4, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d -7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 22228P 20 3

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Dr. Terence H. Matthews

2.			Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ X ]
(b) [ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions): WC

5.			Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e): [ ]

6.	Citizenship or Place of Organization: Canada

Number of	7.	Sole Voting Power	239,012 (1)
Shares
Beneficially	8.	Shared Voting Power	11,143,025(2)(3)
Owned by
Each Reporting	9.	Sole Dispositive Power	239,012(1)
Person With
	10.	Shared Dispositive Power	11,143,025(2)(3)

11.			Aggregate Amount Beneficially Owned by Each Reporting Person 11,382,037 (1)(2)(3)

12.			Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.			Percent of Class Represented by Amount in Row (11) 24.6%(4)

14.	Type of Reporting Person (See Instructions): IN

(1)	Includes 239,012 shares that may be acquired on the conversion of deferred share units held by Dr. Matthews.

(2)	Includes 10,393,025 shares held by Kanata Research Park Corporation (“Kanata”) and 750,000 shares that may be acquired on the exercise of warrants held by Kanata.

(3)	Wesley Clover International Corporation is the sole shareholder of Kanata. Dr. Matthews owns 99.999% of the issued and outstanding voting shares of Wesley Clover International Corporation.

(4)

Calculated based on the aggregate of 46,334,848 shares, which consists of 45,345,836 shares outstanding as of September 4, 2015, and 750,000 shares that may be acquired on exercise of warrants exercisable within sixty days and 239,012 shares that may be acquired on conversion of deferred share units within sixty days, pursuant to Rule 13d-3 of the Act.

CUSIP No. 22228 P 20 3

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Kanata Research Park Corporation

2.			Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ X ]
(b) [ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions): WC

5.			Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): [ ]

6.	Citizenship or Place of Organization: Canada

Number of	7.	Sole Voting Power	0
Shares
Beneficially	8.	Shared Voting Power	11,143,025(1)(2)
Owned by
Each Reporting	9.	Sole Dispositive Power	0
Person With
	10.	Shared Dispositive Power	11,143,025(1)(2)

11.			Aggregate Amount Beneficially Owned by Each Reporting Person 11,143,025(1)(2)

12.			Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.			Percent of Class Represented by Amount in Row (11) 24.2%(3)

14.	Type of Reporting Person (See Instructions): CO

(1)	Includes 750,000 shares that may be acquired on the exercise of warrants held by Kanata.

(2)	Wesley Clover International Corporation is the sole shareholder of Kanata. Dr. Matthews owns 99.999% of the issued and outstanding voting shares of Wesley Clover International Corporation.

(3)

Calculated based on the aggregate of 46,095,836 shares, which consists of 45,345,836 shares outstanding as of September 4, 2015, and 750,000 shares that may be acquired on exercise of warrants exercisable within sixty days, pursuant to Rule 13d-3 of the Act.

This Schedule 13D is being filed on behalf of Dr. Terence H. Matthews (“Dr. Matthews”) and Kanata Research Park Corporation (“Kanata” and, together with Dr. Matthews, collectively, the “Reporting Persons”) relating to the shares of common stock of Counterpath Corporation, a corporation existing under the laws of the State of Nevada (the “Issuer”).

Item 1. Security And Issuer

This Statement relates to the shares of common stock (the “Shares”) of the Issuer. The principal executive offices of the Issuer are located at Suite 300, One Bentall Centre, 505 Burrard Street, Vancouver, British Columbia, Canada V7X 1M3.

Item 2. Identity And Background

This statement is filed by the Reporting Persons.

Dr. Matthews’ business address is 390 March Road, Suite 110, Kanata, Ontario, Canada K2K 0G7. Dr. Matthews is Chairman of Mitel Networks Corporation. Dr. Matthews is a citizen of Canada.

Kanata, a corporation existing under the laws of Canada, is a company that owns and manages commercial real estate in Ottawa. Kanata’s principal business and principal office address is 555 Legget Drive, Suite 206, Kanata, Ontario, Canada K2K 2X3. Wesley Clover International Corporation owns 100% of the issued and outstanding voting shares of Kanata. Dr. Matthews owns 99.999% of the issued and outstanding voting shares of Wesley Clover International Corporation.

None of the Reporting Persons nor any of their directors or executive officers has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

None of the Reporting Persons nor any of their directors or executive officers has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Pursuant to Rule 13d-3 under the Act, by reason of his relationship with Kanata, Dr. Matthews may be deemed the beneficial owner of all of the Shares beneficially owned by Kanata.

Dr. Matthews and Kanata may be regarded as a group for purposes of Rule 13d-5 under the Act.

For information with respect to each executive officer and director of Kanata see Appendix A attached hereto which is specifically incorporated herein by reference in its entirety.

Item 3. Source and Amount of Funds or Other Consideration

Pursuant to a subscription agreement dated September 2, 2015, Kanata purchased an aggregate of 1,500,000 units (each, a “Unit”) at a price of US$0.50 per Unit for aggregate proceeds of US$750,000. Each Unit consists of one common share (each, a “Share”) of the Issuer and one-half of one share purchase warrant (each whole warrant, a “Warrant”), with each Warrant entitling Kanata to purchase one additional Share of the Issuer at a price of US$0.75 per Share until September 4, 2017.

Item 4. Purpose of Transaction

The Reporting Persons have acquired the Units of the Issuer for investment purposes. In that connection, the Reporting Persons may have their representatives meet with management, directors or other shareholders of the Issuer from time to time to discuss the affairs of the Issuer. The Reporting Persons intend to monitor the business and affairs of the Issuer, including its financial performance, and depending upon these factors, market conditions and other factors, the Reporting Persons may acquire additional securities of the Issuer as they deem appropriate. Alternatively, the Reporting Persons may dispose of some or all of the Shares in privately negotiated transactions or otherwise.

At this time and other than as described in Item 5 of this Schedule 13D, neither of the Reporting Persons nor, to their knowledge, any of their executive officers or directors, have the intention of acquiring additional Shares of the Issuer, although the Reporting Persons reserve the right to make additional purchases on the open market, in private transactions and from treasury. Neither of the Reporting Persons nor, to their knowledge, any of their executive officers or directors, have any plans or proposals which relate to or would result in:

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	an extraordinary corporate transaction, such as a merger, reorganization of liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale of transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)	any other material change in the Issuer’s business or corporate structure;

(g)	changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)

causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

As of the date hereof, the Reporting Persons beneficially own the aggregate number and percentage of outstanding Shares set forth below:

	Aggregate Number of Shares	Percentage of Outstanding
Reporting Person	Beneficially Owned	Common Shares
Dr. Matthews	11,382,037(1)(3)	24.6%(4)
Kanata	11,143,025(2)(3)	24.2%(5)

(1)

Calculated based on the (i) 10,393,025 Shares owned by Kanata, (ii) 750,000 Shares subject to warrants held by Kanata that are currently exercisable and (iii) 239,012 Shares subject to deferred share units held by Dr. Matthews that are currently convertible.

(2)	Calculated based on the (i) 10,393,025 Shares owned by Kanata and (ii) 750,000 Shares subject to warrants held by Kanata that are currently exercisable.

(3)

Pursuant to Rule 13d-3 under the Act, by reason of his relationship with Kanata as described in Item 2, Dr. Matthews may be deemed the beneficial owner of all of the Shares beneficially owned by Kanata.

(4)

Calculated based on the aggregate of 46,334,848 shares, which consists of 45,345,836 shares outstanding as of September 4, 2015, and 750,000 shares that may be acquired on exercise of warrants exercisable within sixty days and 239,012 shares that may be acquired on conversion of deferred share units within sixty days, pursuant to Rule 13d-3 of the Act.

(5)

Calculated based on the aggregate of 46,095,836 shares, which consists of 45,345,836 shares outstanding as of September 4, 2015, and 750,000 shares that may be acquired on exercise of warrants exercisable within sixty days, pursuant to Rule 13d-3 of the Act.

Pursuant to the regulations promulgated under Section 13(d) of the Exchange Act, Dr. Matthews may be deemed to have shared power to vote or direct the vote and shared power to dispose or to direct the disposition of 11,143,025 Shares owned by Kanata. Dr. Matthews has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of 239,012 Shares which may be acquired by Dr. Matthews upon the conversion of deferred share units.

Kanata does not have the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of any shares.

During the last 60 days and except as setout below there were no transactions in the Shares effected by the Reporting Persons, nor any of their directors or executive officers, general partners or members.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to Rule 13d-1(k) promulgated under the Act, the Reporting Persons have entered into an agreement, attached hereto as Exhibit 1, with respect to the joint filing of this statement, and any amendment or amendments hereto.

There are no contracts, arrangements, understandings, or relationships between the Reporting Persons and any other person with respect to any securities of the Issuer other than as disclosed in this Schedule 13D.

Item 7. Material to Be Filed as Exhibits

A. Joint Filing Agreement

Signature

After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

September 11, 2015
Date

/s/ Dr. Terence H. Matthews
Signature

Dr. Terence H. Matthews
Name/Title

KANATA RESEARCH PARK CORPORATION

/s/ Dr. Terence H. Matthews
Signature

Dr. Terence H. Matthews, Director
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001)

EXHIBIT A

JOINT FILING AGREEMENT

This confirms the agreement by and between the undersigned that the Statement on Schedule 13D (the “Statement”) filed on or about this date with respect to the beneficial ownership by the undersigned of the shares of common stock, par value $0.001, of CounterPath Corporation, is being filed on behalf of each of the undersigned.

Each of the undersigned hereby acknowledges that pursuant to Rule 13d-1(k) promulgated under the Securities and Exchange Act of 1934, as amended, each person on whose behalf the Statement is filed is individually eligible to use the schedule on which the information is filed, each person on whose behalf the Statement is filed is responsible for the timely filing of such Statement and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; and that such person is not responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Each of the undersigned agrees that Kanata shall be authorized to receive notices and communications on behalf of the undersigned relating to the Statement.

This Agreement may be executed in two or more counterparts by each of the undersigned, each of which, taken together, shall constitute one and the same instrument.

Dated: September 11, 2015

By:	/s/ Dr. Terence H. Matthews
Dr. Terence H. Matthews

Dated: September 11, 2015

KANATA RESEARCH PARK CORPORATION

By:	/s/ Dr. Terence H. Matthews
Name: Dr. Terence H. Matthews
Title: Director

APPENDIX A

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the information required by Instruction C to Schedule 13D with respect to Kanata Research Park Corporation.

KANATA RESEARCH PARK CORPORATION

Name/Position	Business Address	Principal Occupation	Citizenship
Paul Chiarelli	390 March Road	President and Chief	Canadian
Chief Executive	Suite 110	Operating Officer
Officer	Kanata, Ontario	(Wesley Clover)
K2K 0G7

Martin Vandewouw	555 Legget Drive	President of Kanata	Canadian
President	Suite 206
Kanata, Ontario
K2K 2X3

Patrick Ferris	555 Legget Drive	Corporate Secretary of	Canadian
Corporate Secretary	Suite 206	Kanata
Kanata, Ontario
K2K 2X3

Dr. Terence H.	390 March Road	Chairman of the	Canadian
Matthews	Suite 110	Board (Mitel
Director	Kanata, Ontario	Networks
	K2K 0G7	Corporation)